DYNAMIC HYDROCARBONS LTD.
7001 Winterberry Drive
Austin, TX  78750

June 02, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:        H. Roger Schwall
                          Assistant Director
                          Division of Corporate Finance
cc:                     Douglas Brown, Division of Corporate Finance

By Courier:

RE:          Dynamic Hydrocarbons Ltd. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-165183
Filed April 29, 2010

Dear Sir, Madam:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 2 to our Registration Statement filed on Form S-1.  The electronic copy of this Amendment No. 2 to Registration Statement filed on Form S-1 was filed via Edgar, with a submission date of June 02, 2010.

Below are the comments from your comment letter dated May 17, 2010, regarding our Amendment No.1 to our Registration Statement filed on Form S-1/A, each followed by the Company’s responses thereto.

General

Comment:

1.
You refer throughout the prospectus to various transactions and agreements with your sole officer-director, including without limitation disclosure at pages F-8 and F-18.  File as exhibits with your next amended Form S-1 all such agreements.  For example, file all agreements relating to (1) any loans; (2) any provision for the funding or payment of Dynamic’s debts, liabilities, operating costs, and the like; and (3) service to Dynamic as officer or director, including any deferral of compensation.  If any of the agreements have not been reduced to writing, then provide the written description of the contract in question “similar to that required for oral contracts or arrangements pursuant to Item 601 (b)(10)(iii).”  Refer to Q&A 146.04 from Compliance & Disclosure Interpretations for Regulation S-K may be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.html.

Response:

In regard to the various transactions with our sole officer-director, including without limitation the disclosure on pages F-8 and F-18 we advise that there are no written agreements relating to (1) any loans, (2) the provision for funding of payment of Dynamic’s debts, liabilities, operating costs, and the like; and (3) service to Dynamic as officer or director, including any deferral of compensation.  Therefore we have provided as exhibits to this Amendment No. 2 the written descriptions of the oral arrangements / understanding in regards to (1) the loans made to the Company; (2) the provision for the funding or payment of Dynamic’s debt’s, liabilities, operating costs and the like; and (3) the nature of the understanding of the employment arrangement with our sole officer-director, including the deferral of compensation.

Comment:

2.	Similarly, file and describe all agreements with the individuals you identify as potential consultants. Also revise the last two sentences under “Employees” at page 27 to clarify the intended meaning.

Response:

We do not have any written agreements or firm oral contracts with the individuals identified as potential consultants; therefore in conjunction with our response to Comment #8 herein, we have eliminated references to individual potential consultants.

Prospectus Cover Page

Comment:

3.	We reissue prior comment 4. The following are examples of additional revisions that are necessary, but this is not intended to be a complete list.

•
With regard to the cover page, you should include additional information from revised page 20.  For example, make clear that if you sell only 25% of the shares offered, you will “not have sufficient funds to pay for the technical evaluation, which is integral to our business plan.”  Also, make clear that you will need to raise additional funds regardless of whether you sell all shares offered.

•	With regard to the “Net proceeds to us” disclosure at page 6, provide appropriate revisions, insofar as no minimum amount of proceeds is assured.
•
Under Liquidity at page 36, provide direct disclosure or clear cross-references to precise disclosure, rather than directing the reader to the Use of Proceeds “and elsewhere in this documents” for the pertinent information.  Refer to Securities Act Rule 421.

Response:

-
For our cover page disclosure, we have created added two new paragraphs to more explicitly highlight the risks associated with the outcomes associated with less than 100% success under the offering (including all of the scenarios in regard to 25%, 50% and 75% of the funds being raised), as well as discussion on the requirement for additional funds required subsequent to the Offering.

-	For the “Net proceeds to us” section in the Prospect Summary table which can be found on Page 5 of our Amendment No. 2, we provided the disclosure that no minimum amount of proceeds is assured.

-
In the Liquidity section which can be found at page 33 of Amendment No. 2, we have provided direct disclosure or clear cross-references to precise disclosure for the pertinent information.  In addition to the above noted application of 230.421, we have made similar changes throughout the document to improve such cross-referencing generally.

Risk Factors, page 8

Comment:

4.	If true, highlight that in the event the offering is not fully subscribed, a significant portion of the proceeds will be received by Mr. Petrucci.

Response:

We have provided disclosure that in the event the offering is not fully subscribed, particularly in the event that only 25% of the shares are sold under the offering, a significant portion of those proceeds will be paid to Mr. Petrucci.  In our Amendment No. 2, we have highlighted this disclosure in the risk factors disclosure found on page 7, as well as on the cover page of the Prospectus, in our use of proceeds disclosure found on page 14, and under Liquidity on Page 33.

Comment:

5.	Ensure that your captions are precise and accurate. For example, it appears that Mr. Petrucci has no experience in the marketing of oil and natural gas.

Response:

On page 8 of our Amendment No. 2 we have modified the caption to ensure it is precise and accurate and also amended the disclosure to provide more clarity in regard to the risk factor and its application only to the marketing of oil and gas products.  Furthermore, we have added a new risk factor which can be found on page 8 of Amendment No. 2 which highlights the lack of experience in the oil & gas industry in general so that it is clear that the lack of experience is not limited to marketing.

Use of Proceeds, page 19

Comment:

6.
Revise the presentation to emphasize what will happen in the event that less than 100% of the shares are sold.  For example, the disclosure that begins with the tabular information on page 20 likely should appear at the beginning of this section.  Also consider providing cover page disclosure that you will have working capital for only three months if only 50% of the shares are sold.

Response:

The Use of Proceeds section has been reorganized and edited, including moving the table towards the beginning of the section, in order to provide more emphasis on the situations where less than 100% of the proceeds are raised.  You will find our amended disclosure which commences on page 14 of our Amendment No. 2.  We have also added cover page disclosure to disclose that we will only have 3 months working capital if 50% of the Offering is sold.

Directors, Executive Officers, Promoters and Control Persons, page 37

Comment:

7.	Please eliminate any gaps in the five year sketch you provide for Mr. Petrucci, describing his business experience from June through December 2009.

Response:

We have eliminated the gaps in the 5 year sketch provided for Mr. Petrucci to describe his business experience from June through December 2009.  You will find this amended disclosure on page 35/36 of Amendment No. 2.

Identification of Certain Significant Employees, page 38

Comment:

8.
We note your response to our prior comment 20 and that you have no written agreements with the consultants identified.  If there are no agreements of any kind with these individuals, eliminate all references to them from your filing.  In the alternative, if you have verbal or written agreements with these individuals, refer to comments 1 and 2, above.  In that case please revise to clarify the nature of your relationship with Messrs. Schwartzenberger and Romanchuk.

Response:

As there are no written or verbal agreements with the consultants identified, we have eliminated all references to them in our filing, as per Page 36 of our Amendment No. 2 (cross reference Comment #1 herein).

Other Expenses of Issuance and Distribution, page 42

Comment:

9.	Revise to clarify why the amount in footnote 1 differs from the amount shown in the table.

Response:

We have replaced and revised footnote 1 to more clearly explain the cost allocations, as per the disclosure on page 41 of our Amendment No. 2.

Further to our responses to the above comments we have also, amended and clarified the entire section on Employees to provide a more clear understanding of our intentions with respect to employees which will be found on Page 24 of our Amendment No. 2.

We trust that the foregoing is responsive to the staff’s comments.

We would request that you fax a copy of any further correspondence to our filing agent at (403) 272 3620 as well as to legal counsel and the Company and we thank you for this consideration.

Yours truly,

  /s/ Ronald Petrucci
Ronald Petrucci
Chief Executive Officer, Chief Financial Officer, Director

cc:           Gersten Savage – P. Gennuso
        file